SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                        SEC FILE NUMBER  2-27018
                                                        CUSIP NUMBER
                                                                  336142104

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-Q
                      For Period Ended: April 30, 1998



                FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
                            (Full Name of Registrant)


                                      N/A
                           Former Name if Applicable


                          505 Main Street, P.O. Box 667
            Address of Principal Executive Office (Street and Number)


                          Hackensack, New Jersey 07602
                            City, State and Zip Code

================================================================================

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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
Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject quarterly report on Form 10-Q will be
                           filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.



         10-Q could not be filed by June 15, 1998 due to a delay in transmission of the required financial information from the accountants to the Registrant; delay in filing will be approximately two (2) days.













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
Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              William R. DeLorenzo, Jr.                           (201) 343-5001
              ------------------------------------------------------------------

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                           Yes [ ]                   No [X]



         FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 16, 1998                          By:   /s/William R. DeLorenzo, Jr.
                                                    ----------------------------
                                            Name:      William R. DeLorenzo, Jr.
                                           Title:      Chief Financial Officer





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